Algonquin Power & Utilities Corp. Declares Third Quarter 2025 Common Share Dividend of
U.S.$0.0650 (C$0.0893), and Declares Third Quarter 2025 Preferred Share Dividends
Oakville, Ontario – August 8, 2025 - Algonquin Power & Utilities Corp. (“AQN”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN) announced today that its board of directors has approved and declared the following common and preferred share dividends:
1.US$0.0650 per common share, payable on October 15, 2025, to the shareholders of record on September 30, 2025, for the period from July 1, 2025 to September 30, 2025. Registered shareholders can elect to receive the dividend in Canadian dollars in the amount of C$0.0893.
2.C$0.41100 per preferred share, Series A, payable in cash on September 30, 2025 to preferred share, Series A holders of record on September 15, 2025, for the period from June 30, 2025 to, but excluding, September 30, 2025.
3.C$0.42831 per preferred share, Series D, payable in cash on September 30, 2025 to preferred share, Series D holders of record on September 15, 2025, for the period from June 30, 2025 to, but excluding, September 30, 2025.
Each of the foregoing dividends will be paid in cash.
The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, holders of common shares will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered holders of common shares receive dividend payments in the currency of residency. Registered holders of common shares may opt to change the payment currency by contacting TSX Trust Company at 1-800-387-0825 prior to the record date of the dividend.
The Canadian dollar equivalent of the quarterly common share dividend is based on the Bank of Canada daily average exchange rate on the day before the declaration date.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, AQN hereby notifies holders of common shares, preferred shares, Series A, and preferred shares, Series D that such dividends declared qualify as eligible dividends.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Investor Inquiries:
Alison Holditch
Manager, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500